UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras studies offshore wind energy projects in new areas off the Brazilian coast

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Rio de Janeiro, September 13, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it has submitted a request with Ibama to start the environmental licensing process for ten areas in the Brazilian sea intended for the development of offshore wind energy projects. Of this total, seven areas are in the Northeast (three in Rio Grande do Norte, three in Ceará and one in Maranhão); two in the Southeast (one in Rio de Janeiro and one in Espírito Santo) and one in the South of the country (in Rio Grande do Sul). Together, these areas, which will be evaluated, have the potential to develop offshore wind projects with a capacity of up to 23 GW. With this, Petrobras becomes the company with the greatest potential for offshore wind power generation in Brazil in terms of capacity registered with Ibama.

The request to start licensing is a sign of Petrobras' interest in developing its own projects, in addition to partnership projects, which continue to be a priority, such as the areas being studied jointly with Equinor. The two companies are assessing the technical, economic and environmental viability of seven offshore wind power generation projects off the Brazilian coast, with the potential to generate up to 14.5 GW, as disclosed on 03/06/2023.

It is worth noting that Petrobras is already conducting the largest wind mapping campaign in Brazil. This year, the company completes a decade of offshore wind measurements and is intensifying wind measurement campaigns in some locations in the Brazilian sea, which are fundamental for assessing the technical feasibility of future offshore wind energy installations. This is the case, for example, with six platforms located in shallow waters off the coasts of the states of Rio Grande do Norte, Ceará and Espírito Santo.

The area chosen in the state of Rio de Janeiro stands out from all the others already filed with Ibama for offshore wind projects, as it is the only one positioned at a water depth greater than 100 meters, where it is not possible to use fixed foundations, driven directly into the seabed. In this case, the installations have to be floating and their feasibility will open up possibilities for integrating and supplying energy to the company's production platforms.

This type of request to IBAMA does not guarantee the right to the areas, which should only happen after a process to be conducted in accordance with the regulations under discussion in the National Congress.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer